Invest in BARU

Hardware Retail Technology Virtual Reality Marketplace

Resize furniture in Augmented Reality before buying

HELLOBARU.COM ELYRIA OHIO



Size it
Width
36"



1. Shoppers should be able to buy the furniture they want, not just the furniture that they can find. 2. Mass-produced furniture made in overseas factories is good for neither our communities, its businesses, nor local employment. 3. BARU avoids tons of CO_2 emissions by making our furniture in our hometowns rather than overseas.

Tino Go CEO & Co-Founder @ BARU

Why you may want to invest in us...

1. 56% of shoppers struggle to find furniture that fits.
2. We help local businesses and create jobs in our communities.
3. BARU avoids environmental harm from global supply chains. We'll also plant 3 trees for each sale.
4. Fundraising ends on September 25, 2020.

Why investors ❤ us

WE'VE RAISED $264,374 SINCE OUR FOUNDING



I invested in BARU because affordable, high quality, sustainable custom furniture is something that is missing from the marketplace. I believe there is a demand for this product that BARU will fill. Beyond the product there is a team i believe in, lead by founder and CEO Tino Go. As a financial professional I had the pleasure of working for and with Tino. He has the requisite leadership skills, vision, attention to detail and passion need to lead a start up enterprise. He's also recruited a stellar team that is working at his side. I have total confidence that BARU is going to change the way that custom furniture is supplied to the market, and for the better, in the future.

Erskine Bevel CFO & VP of Administration at Cleveland Neighborhood Progress

LEAD INVESTOR | INVESTING $1,000 THIS ROUND



Passion of founder and concept of utilizing shared assets.

Josh Nickell



Baru is the perfect solution to fix broken furniture manufactory. I very impressed with solution. I highly believe in manufactory marketplace.

Emin Aliyev

I am the founder of Easymove. I love marketplaces and technology. I invest in promising team and technology.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Tino Go

CEO & Co-Founder

Tino has managed operations and corporate finance in companies with annual sales over $1B. At one company, he oversaw growth from $12M to $25M and M&A to increase sales to $85M. He led teams in Europe for 7 years and speaks French and Italian.



Kevin Rainbolt

CTO & Co-Founder

Kevin has been building mission-critical enterprise-level software since 2008. He has managed teams as large as 20 with a $5 million operating budget. He earned a BS in Computer Science and a Masters in Information Resources Management.



Leland Thomasset

Manufacturing Engineer

Leland is a 40-year veteran of the woodworking industry. He is a recognized thought leader in the industry on how to implement CNC manufacturing in small workshops. He is an Executive Board Member of the Cabinet Makers Association.

In the news

Downloads

BARU Wefunder Deck 26Aug2020.pptx

BARU's Story

BARU digitizes the global furniture supply chain.

- BARU lets anyone design their perfect home effortlessly, affordably, and quickly. Choose the product you love and customize it for your specific needs.
- BARU makes our products in our customers' hometowns. We support our local communities. We share our profits with our hometown business partners and material suppliers.
- BARU is saving the environment. We've eliminated long-distance shipping for our finished products to save freight costs and greenhouse gas emissions.

$1000 Investors

We'll either plant **50 Trees** on your behalf or send you a **$100 Gift Card** for any customer in any major metropolitan area in the United States!

Our journey started in 2014. BARU's founder, Tino, couldn't find a bookcase that perfectly fit a spot in his house. He was appalled by how difficult it was to buy a correctly-sized bookcase, of reasonable quality and price. After setting out to get one custom made, he discovered the current market was outrageously priced and took months to produce.

When he spoke to others about the shopping process, he discovered that other folks had experienced the same frustrations. Surveying online strangers resulted in the same opinions. Tino realized--shopping for furniture that fits perfectly is entirely unsatisfactory.

Tino was determined to change that shopping experience. He would make buying custom furniture as easy as clicking on Amazon.



A Robotics Revelation

Tino has a background overseeing manufacturing companies. He knew that manufacturing software and robotics had become easy to use and the machines inexpensive enough that hundreds of small cabinet and millwork manufacturers around the country had them, and knew those machines were super underused. They cut through wood like a hot knife through butter! These machines would often be done with the workshop's daily work needs in just two hours.

Tino also discovered that the machine owners were eager to keep them operating and generating profits. He realized that the machines' geographic distribution could be used for local manufacturing to avoid long-distance shipping and its high costs.

Producing on demand in the customer's hometown lets BARU spend much less on shipping and inventory management. We use those savings on higher-grade materials to make better products.



Manufacture/Distribution
Material Content
Gross Margin
SG&A Overhead
Net Profit
$1,400 Proforma Comparison
wayfair
Non-Custom Cabinet
-$140 | -10%
- Poor Materials
-$925 | -66%
- Production Costs
- Distribution Costs
- Inventory Costs
$335 | 24%
- Gross Margin
-$434 | -31%
- SG&A
- Overhead
-$99 | -7%
- Net Losses
Reallocate 50% Of Value
$1,400
BARU
Customized Product
-$490 | -35%
- 5X Higher Quality Materials
-$420 | -30%
- Distributed Manufacturing
- Utilizing Idle Machine Time
$490 | 35%
- Gross Margin
-$280 | -20%
- SG&A
$210 | 15%
- BARU Net Profit
These are forward-looking figures that cannot be guaranteed.

BARU's Challenges and BARU's AR Solution

But our team had two Challenges that we had to solve:

- Using the automated machines needed a lot of programming. The added time would slow down production. And the cost of programming for each custom product would make products too expensive.
- It was hard for shoppers to feel confident about how a piece of custom furniture would look in their homes. BARU needed to show shoppers how that furniture would look before they purchased.


Depth
18''

BARU's Solution:

First, reinforcements were needed. Tino needed a rockstar team who could help build the foundation of the technology and the company's culture. Kevin came aboard as a software engineer, Leland brought 40 years of woodworking experience, Aline, Anurag, Yuri, and a dozen others contributed their expertise to build BARU during the early years. It was awesome!

We loved the idea that we were making a difference to make designing folks' perfect home lives easier. We cared about bringing back manufacturing and business sales to our neighbors and communities. We were enthusiastic about reducing our impact on the environment with local manufacturing instead of in far-off Asia. (BARU avoids emitting 120 lbs of greenhouse gases for every 250 lbs of furniture that isn't imported from the Far East!)

Kevin led our team to build our smartphone app: shoppers can now see in their home exactly what they're about to buy using their smartphone. We built into our app an Augmented Reality (AR) viewer. View furniture in your home through your phone.

BARU took its app one step further. BARU AR allows customers the ability to not only see the furniture in their homes but also customize the size and materials in real-time before buying. We even filed a patent application for our invention!

Meet our team!

After 5 Years of Building

We're LIVE!

BARU was even invited to display our technology at the 2020 Consumer Electronics Show in Las Vegas! Attendees loved what they saw, and Baru was recognized by the media for its incredibly novel approach to furniture shopping.

We've built our business and are ready to make furnishings for everyone who's struggled to find the right size items for their homes.

Now we need to promote BARU and activate our fans and supporters. Help us bring more business to your community's business owners. Your investments will be used to grow sales in New York City before expanding region by region.

2020 Operating Plan

Google endorsed BARU as an official supplier of home-office desks for employees. Other companies have requested us to become a preferred supplier in their Employee Perks Programs managed by Passport Corporate.

Andre Vaseghi has joined BARU to architect our branding and marketing strategy. Andre is one of only 44 named "Brand Architects" since 1920 in the prestigious Art Directors Club of New York. Andre was a founding team member of the iconic fashion brand, Kate Spade New York, and responsible for the company's creative direction.


Tech built
Generating sales
Activated 5 regions in 3 weeks
(15 regions awaiting activation)
1st-Year Sales
1,032 units ($1.06m)
Apr 20
May 20
Jun 20
Jul 20
Aug 20
Sep 20
Oct 20
Nov 20
Dec 20
Jan 21
Andre Vaseghi
Brand Architect
and Marketing
These are forward-looking figures that cannot be guaranteed.


2020 Use of Funds
Allocation
17%
22%
14%
16%
31%
Sales
Marketing
Partnerships
Administrative
Technology

BARU Summarized

Buy the exact sized furniture you need from the convenience of an app.
Use the BARU app if you have a specific spot in which you want to put your desk, dresser, or bookcase. No need to be looking through hundreds of products that have bad reviews or aren't exactly the size you want.
Support your community and local businesses.
Buy USA-made quality products made with environmentally-friendly materials that are safe for your family and home. No more buying low-quality imports that arrive at your home damaged or with missing parts. No more hassles puzzling together products with instructions written in a foreign language.
Stop overpaying for inferior products.
A large portion of furniture cost goes to overhead and long-distance shipping, not materials. Get better quality materials for competitive prices. Reduce your carbon footprint without compromising your home's design and aesthetic taste.

Own part of our revolutionary company that also is changing the world for the better!

Investor Q&A

– COLLAPSE ALL

What does your company do?

BARU sells custom non-upholstered furniture to businesses and consumers. Customers personalize furniture with our augmented reality app. It's delivered in the following week from a local workshop. The custom product specifications are translated into manufacturing instructions for woodworking robotics. Workshops throughout the United States underuse their expensive machines. We help keep them busy. BARU books time on idle manufacturing automation like Airbnb books spare bedrooms.

Where will your company be in 5 years?

BARU has the opportunity to be selling $1 billion of furniture in 5 years. We plan to have 200 workshops in our network in the largest 60 metropolitan areas in the US and Europe. Over 250 million residents live in those regions. With just four hours of machine time working for BARU, the 200 workshops will be able to make over $1 billion of custom furniture.

Why did you choose this idea?

1. Shoppers should be able to buy the furniture they want, not just the furniture that they can find. 2. Mass-produced furniture made in overseas factories is good for neither our communities, its businesses, nor local employment. 3. BARU avoids tons of CO_2 emissions by making our furniture in our hometowns rather than overseas.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

There are four reasons why BARU's time has come:

1. Shoppers have become accustomed to and want fast purchasing convenience. But it's often difficult to find furniture in the size needed. BARU makes buying custom furniture easy and affordable.

2. Software-driven manufacturing automation is underused in wood workshops throughout the United States. BARU uses that capacity.

3. Using Augmented Reality as a tool to control manufacturing is now feasible. And we believe that product customization is one of the most powerful uses of AR technology. BARU built that technology.

4. A grown man's weight in CO_2 emissions is avoided for every bedroom dresser that is made in your hometown instead of overseas. BARU helps the environment.

How far along are you? What's your biggest obstacle?

BARU has completed and tested its technology. We can manufacture and deliver furniture throughout the United States and Canada by partnering with local workshops.

Our small marketing budget is our biggest impediment letting shoppers know that they can buy affordable custom furniture easily that is quickly delivered.

With increased sales, BARU will develop a larger catalog and a broader variety of products and styles.

Who competes with you? What do you understand that they don't?

Every other furniture retailer competes with BARU.

However, they are mostly reliant on long supply chains with centralized mass-production manufacturing sites that produce high volumes of standardized products. They will rarely produce a customized product for a buyer, and if they do accept custom orders, they are slow to deliver and very costly.

BARU is the first to put an easy-to-use and economical customer interface on local manufacturing capacity for fast and affordable custom goods.

Despite its competitive prices, because BARU avoids inventory and complex logistics costs, we can use higher-grade materials and offer more choices than most retailers.

How will you make money?

BARU sells furniture that it quickly makes after each customer's purchase.

BARU earns higher profits from its innovative business model than most furniture retailers.

BARU avoids inventory management and distribution costs that other retailers incur. Those costs account for approximately 50% of the sales price. BARU doesn't incur those costs.

With the savings, BARU buys better materials to build higher quality furniture.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1. If we can't find the right marketing message that resonates with customers we will underperform or fail.

2. If we cannot iterate and respond to market information faster than competitors, we may be overtaken by a competitor. That might cause the development of our marketplace and platform's economic network effects to fail or be weak.

3. If the COVID-19-induced economic recession is prolonged and consumers choose to not buy furniture or only buy the furniture at prices at which we cannot compete, we will likely fail.

How can BARU's technology and operating process be used for other products?

After we are well established in the wood furniture market BARU may investigate other product categories.

BARU can use the 3D visualization of custom products and apply it to other products that can be produced with other types of manufacturing automation. The 3D visualization would be translated into the appropriate software instructions for the intended manufacturing automation.

The technology can be used for products beyond wood furniture. 3D printing of plastics, metals, and other materials is an example. Product examples may include automotive body panels, jewelry, sculptural home products, and replacement parts.

Financials

BARU has financial statements ending December 31 2019. Our cash in hand is $1,507, as of May 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,000/month.

At a Glance

April 12 to December 31

$2,220
Revenue

-$128,008
Net Loss

$5,500
Short Term Debt

$125,000
Raised in 2019

$1,507
Cash on Hand
As of 05/18/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Baru Inc. allows customers design custom furniture with our augmented reality app. When shoppers can customize each piece while seeing it in their home, shopping is easier.

Custom cabinet workshops throughout the United States and Europe underuse their machinery and often struggle to have enough business. Workshop machines are commonly only used two hours per day. BARU gives those workshops profitable business and uses the otherwise idle machines.

BARU has the opportunity to be selling $1 billion of furniture in 5 years (this cannot be guaranteed).

We hope to have 200 workshops in our network in the largest 60 metropolitan areas in the US and Europe. Over 250 million shoppers live in those regions.

With just four hours of machine time working for BARU, the 200 workshops will be able to make over $1 billion of custom furniture.
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Baru Inc. was incorporated in the State of Delaware in April 2019.

Since then, we have:

- The app connects to idle manufacturing automation in your hometown. Think Airbnb for machines.
- Buying local helps your community and the environment. You get the furniture in under two weeks!
- No inferior imported materials.

Historical Results of Operations

Our company was organized in April 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $2,220.
- *Assets.* As of December 31, 2019, the Company had total assets of $2,492, including $565 in cash.
- *Net Loss.* The Company has had net losses of $128,008 for 2019.
- *Liabilities.* The Company's liabilities totaled $5,500 for 2019.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Baru Inc. cash in hand is $1,507, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,000/month, for an average burn rate of $5,000 per month. Our intent is to be profitable in 18 months.

Since the date of our financials, we have raised an additional $53,135 in capital.

We hope to be generating revenues in July, 2020. We expect (but not guarantee) to need $50,000 from this raise in order to go to market. At the end 2020, we aim to have generated $1.5M in revenues and incurred $1.3M in expenses.

In order to cover short-term burnrate, we can pause operations to halt our expenses to $0.

For additional sources of capital outside of this Wefunder offering, we can rely on angel investors in our own network.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-5,766%	0%	-5,137%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.13	$2,220	23%
Revenue to Receivables:	**Debt Ratio:**	
917%	221%	

Baru Financials Final.pdf

Risks

1. If BARU cannot find the right marketing message that resonates with customers the company will underperform or fail.

2. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3. If BARU cannot iterate and respond to market information faster than competitors, the company may be overtaken by a competitor. That might cause the development of BARU's marketplace and its platform's economic network effects to fail or be weak.

4. If the COVID-19-induced economic recession is prolonged and consumers choose to not buy furniture or only buy the furniture at prices at which BARU cannot compete, BARU will likely fail.

5. If we cannot find sufficient numbers of manufacturing partners in the major metropolitan regions we choose to sell to, our fulfillment costs will be higher than projected due to shipping expenses from other regions.

6. If there is a stoppage of the supply of raw materials and components that BARU uses to make the furniture products, that will affect the company's ability to sell products and threaten its viability as an ongoing concern.

7. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

8. If a new technology is developed that outperforms BARU's technology and the company cannot adopt it, the company will be placed at a disadvantage to companies using a newer technology.

9. If a better capitalized and faster to develop new company enters the market, BARU may be relatively weakened and underperform relative to its potential.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Augustine Go	CEO @ BARU Inc	2019

Officers

OFFICER	TITLE	JOINED
Augustine Go	CFO Treasurer President Secretary CEO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Augustine Go	697,092 Common stock	69.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$57,689	SAFE
03/2020	$3,135	Loan
01/2020	$50,000	Priced Round
07/2019	$100,000	Priced Round
06/2019	$25,000	Priced Round

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Augustine "Tino" Go	03/30/2020	$3,135	$3,135	0.0%		Yes

Related Party Transactions

Name	Augustine "Tino" Go
Amount Invested	$3,135
Transaction type	Loan
Issued	03/20/2020
Outstanding principal plus interest	$3,135 as of 05/2020
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Company's Founder and CEO

This is a 0% interest capital infusion by the Company's Founder and CEO, Tino Go. There is no maturity date; instead, this is intended to be paid back once the Company is profitable and in good financial standing.

Use of Funds

$50,000	70% -- Sales and marketing, through digital ad spend 23.5% -- Admin (legal fees and operational costs) 6.5% -- Wefunder intermediary fee
$1,070,000	65% -- Sales and marketing, through digital ad spend and full-time hires 20% -- Software development site upgrades through buying tech tools and paying additional developers 8.5% -- Admin (legal fees and operational costs) 6.5% -- Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	1,000,000	1,000,000	Yes
Preferred Stock	100,000	0	Yes

The Funding Portal

BARU is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.